FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the “Company”) filed today a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share, pursuant to the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540).

Attached hereto as Exhibit 1.1 is the Sales Agreement, dated October 12, 2007, by and between Cantor Fitzgerald & Co and DryShips Inc.

Attached hereto as Exhibit 5.2 is the Opinion of Seward & Kissel LLP, United States and Marshall Islands counsel to the Company as to the validity of the common stock.

Attached hereto as Exhibit 8.1 is the Opinion of Seward & Kissel LLP, with respect to certain tax matters.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 ASR (Registration No. 333-146540) filed on October 5, 2007.

Exhibit 1.1

EXECUTION COPY

CONTROLLED EQUITY OFFERINGSM

SALES AGREEMENT

October 12, 2007

Cantor Fitzgerald & Co.
110 East 59th Street
New York, New York 10022

Dear Ladies and Gentlemen:

DryShips Inc., a Marshall Islands corporation (the “Company”), confirms its agreement (this “Agreement”) with Cantor Fitzgerald & Co. (“CF&Co”), as follows:

1.  Issuance and Sale of Shares.  The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it will issue and sell through CF&Co, acting as agent and/or principal, such number of shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (the “Common Stock”) as the Company and CF&Co shall agree from time to time. The issuance and sale of the Shares through CF&Co will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the Securities and Exchange Commission (the “Commission”).

2.  Placements.  Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify CF&Co by e-mail notice (or other method mutually agreed to in writing by the parties) containing the parameters in accordance with which it desires the Shares to be sold, which shall at a minimum include the number of Shares (“Placement Shares”) to be issued, the time period during which sales are requested to be made, any limitation on the number of Shares that may be sold in any one day and any minimum price below which sales may not be made (a “Placement Notice”), a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1.  The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from CF&Co set forth on Schedule 2, as such Schedule 2 may be amended from time to time.  The Placement Notice shall be effective upon receipt by CF&Co unless and until (i) in accordance with the notice requirements set forth in Section 4, CF&Co declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice, or (v) the Agreement has been terminated under the provisions of Section 12.  The amount of compensation to be paid by the Company to CF&Co with respect to each Placement shall be two and one-half percent (2 1/2%) of gross proceeds for each Placement.  It is expressly acknowledged and agreed that neither the Company nor CF&Co will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to CF&Co and CF&Co does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein.  In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.  Sale of Placement Shares by CF&Co.  Subject to the terms and conditions herein set forth, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, CF&Co will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent and/or principal, such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice.  CF&Co will provide written confirmation to the Company no later than the opening of the Trading Day next following the Trading Day on which they have made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to CF&Co with respect to such sales, and the Net Proceeds (as defined below) payable to the Company.  CF&Co may sell Placement Shares by any method permitted by law deemed to be an “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended (the Securities Act”), including without limitation sales made directly on the NASDAQ Global Market, on any other existing trading market for the Common Stock or to or through a market maker.  CF&Co may also sell Placement Shares in negotiated transactions, for which the amount of compensation to be paid by the Company to CF&Co shall be shall be four percent (4%) of the gross proceeds with respect to such negotiated sales.  Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that CF&Co will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, and (ii) CF&Co will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by CF&Co to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as provided under this Section 3.  For the purposes hereof, “Trading Day” means any day on which Common Stock is purchased and sold on the principal market on which the Common Stock is listed or quoted.

4.  Suspension of Sales. The Company or CF&Co may, upon notice to the other party in writing, by telephone (confirmed immediately by verifiable facsimile transmission) by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice.  The Company agrees that no such notice shall be effective against CF&Co unless it is made to one of the individuals named on Schedule 2 hereto, as such Schedule may be amended from time to time.

5.  Settlement.

(a) Settlement of Placement Shares.  Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the third (3rd) Business Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”).  The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to CF&Co, as the case may be, pursuant to Section 2 or Section 3 hereof, as the case may be, (ii) any other amounts due and payable by the Company to CF&Co hereunder pursuant to Section 7(h) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b) Delivery of Shares.  On each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting CF&Co’s accounts or its designee’s account at The Depository Trust Company through its Deposit Withdrawal Agent Commission System or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, CF&Co will, on each Settlement Date, deliver the related Net Proceeds in same day funds delivered to an account designated by the Company prior to the Settlement Date.  If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 10 hereto, it will (i) hold CF&Co harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to CF&Co any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

6.  Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, CF&Co that:

(a)  Registration Statement and Prospectus.  The Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the Commission (the “Commission Documents”) since the Company has been subject to the requirements of Section 12 of the Exchange Act, and all of such filings have been made on a timely basis.  The Common Stock is currently quoted on the NASDAQ Global Market under the trading symbol “DRYS.”  The Company meets the requirements for use of Form F-3 under the Securities Act and the rules and regulations thereunder (“Rules and Regulations”), including but not limited to the transactions requirements for an offering made by the issuer set forth in Instruction I.B.1 to Form F-3.  The Company has prepared and filed with the Commission a registration statement on Form F-3 (Registration Number 333-146540) with respect to common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and units to be offered and sold by the Company.  Such registration statement, as amended, including any information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430B under the Securities Act is referred to as the “Registration Statement.”  The Registration Statement, including the base prospectus contained therein (the “Base Prospectus”) was prepared by the Company in conformity with the requirements of the Securities Act and all applicable Rules and Regulations.  One or more prospectus supplements (the “Prospectus Supplements”, and together with the Base Prospectus and any amendment thereto and all documents incorporated therein by reference, the “Prospectus”) will be prepared by the Company in conformity with the requirements of the Securities Act and all applicable Rules and Regulations and will be filed with the Commission in the manner and time frame required by the Securities Act and the Rules and Regulations.  Any amendment or supplement to the Registration Statement or Prospectus required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use its reasonable best efforts to cause it to become effective as soon as reasonably practicable.  No stop order suspending the effectiveness of the Registration Statement has been issued, and no proceeding for that purpose has been instituted or threatened by the Commission.  Copies of all filings made by the Company under the Securities Act and all Commission Documents that were filed with the Commission have either been delivered to CF&Co or made available to CF&Co on the Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”).  Any reference herein to the Registration Statement, the Prospectus, or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated (or deemed to be incorporated) by reference therein pursuant to Item 6 of Form F-3 under the Securities Act, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement or Prospectus shall be deemed to refer to and include the filing after the execution hereof of any document with the Commission deemed to be incorporated by reference therein.

(b)  No Misstatement or Omission.  Each part of the Registration Statement, when such part became or becomes effective, and the Prospectus, on the date of filing thereof with the Commission and at each Settlement Date, conformed or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Prospectus, on the date of filing thereof with the Commission and at each Settlement Date, did not or will not include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by CF&Co expressly stating that such information is intended for use in the Registration Statement, the Prospectus, or any amendment or supplement thereto.

(c)  Conformity with Securities Act and Exchange Act.  The documents incorporated by reference in the Registration Statement or the Prospectus, or any amendment or supplement thereto, when they became effective under the Securities Act or were filed with the Commission under the Exchange Act, as the case may be, conformed in all material respects with the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and none of such documents contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and any further documents so filed and incorporated by reference in the Registration Statement or the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; except that the foregoing will not apply to statements or omissions in any such document made in reliance on information furnished in writing to the Company by CF&Co expressly stating that such information is intended for use in any such document.

(d) Financial Information.  The consolidated financial statements and financial schedules of the Company and the subsidiaries of the Company listed on Schedule 3 hereto (collectively, the “Subsidiaries”, and each, individually, a “Subsidiary”), together with the related notes set forth or incorporated by reference in the Registration Statement and Prospectus, have been and will be prepared in accordance with Regulation S-X under the Securities Act and with United States generally accepted accounting principles consistently applied at the times and during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present and will fairly present the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end adjustments).

(e)  Organization.  (1)  The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and Prospectus; and the Company is duly qualified as a foreign entity to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure, individually or in the aggregate, to be so qualified and be in good standing would not have a material adverse effect on (i) the consolidated business, operations, assets, properties, financial condition, reputation, prospects or results of operations of the Company and its Subsidiaries taken as a whole, (ii) the transactions contemplated hereby or (iii) the ability of the Company to perform its obligations under this Agreement (collectively, a “Material Adverse Effect”).

(2)  Each Subsidiary of the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has full corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement and Prospectus and is duly qualified as a foreign corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to be so qualified would not have a Material Adverse Effect.

(f)  Subsidiaries.  Except as described in the Prospectus, all of the vessels described in the Prospectus as owned by the Company or by a Subsidiary of the Company are owned directly by Subsidiaries of the Company.  The Subsidiaries listed on Schedule 3 hereto are the only subsidiaries of the Company and except for the Subsidiaries and as otherwise listed on Schedule 3 hereto, the Company owns no beneficial interest, directly or indirectly, in any corporation, partnership, joint venture, limited liability company or other entity.

(g)  Encumbrances.  Each of the Company and its Subsidiaries has (i) good and marketable title to all of the properties and assets owned by it, free and clear of all liens, charges, claims, security interests or encumbrances (collectively, “Encumbrances”), other than Encumbrances that would not have a Material Adverse Effect, and (ii) possession under all material leases to which it is party as lessee. All leases and charters to which the Company or any of its Subsidiaries is a party are valid and binding and no material default has occurred and is continuing thereunder, and no event or circumstance that with the passage of time or giving of notice, or both, would constitute such a material default has occurred and is continuing, and, to the best knowledge of the Company, no defaults by the counterparties exist under any such leases or charters.

(h)  No Improper Practices.  (i) Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any director, officer, agent, employee or other person associated with or acting on behalf of the Company or any of its Subsidiaries, has, in the past five years, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and stockholders of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the Securities Act to be described in the Registration Statement and the Prospectus that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, stockholders or directors of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the rules of the Financial Industry Regulatory Authority (“FINRA”) to be described in the Registration Statement and the Prospectus that is not so described; and (iv) except as described in the Prospectus, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them.

(i)  Investment Company Act.  Neither the Company nor any of the Subsidiaries, after giving effect to the offering and sale of the Shares, will be an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(j)  Capitalization.  The Company has authorized and outstanding capitalization as set forth in the Prospectus under the caption “Capitalization” as of the dates indicated in the Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and have been issued in compliance with all applicable United States federal and state and all applicable foreign securities laws; and all of the issued shares of capital stock of each Subsidiary of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and the shares of such Subsidiary are owned directly or indirectly by the Company, are held free and clear of all Encumbrances

(k)  The Shares.  The Shares have been duly authorized and, when issued, delivered and paid for pursuant to this Agreement, will be validly issued and fully paid and non-assessable, free and clear of all Encumbrances and will be issued in compliance with all applicable United States federal and state and all applicable foreign securities laws; the capital stock of the Company, including the Common Stock, conforms in all material respects to the description thereof contained in the Registration Statement and the Common Stock, including the Placement Shares, will conform to the description thereof contained in the Prospectus as amended or supplemented.  Neither the stockholders of the Company, nor any other person or entity have any preemptive rights or rights of first refusal with respect to the Placement Shares or other rights to purchase or receive any of the Placement Shares or any other securities or assets of the Company, and no person has the right, contractual or otherwise, to cause the Company to issue to it, or register pursuant to the Securities Act, any shares of capital stock or other securities or assets of the Company upon the issuance or sale of the Placement Shares.

(l)  No Material Changes.  Neither the Company nor any of its Subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement and the Prospectus any material loss or interference with the business of the Company and its Subsidiaries, taken as a whole, including without limitation, from fire, explosion, flood or other calamity or damage to any vessel, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree; subsequent to the respective dates as of which information is given in the Registration Statement and the Prospectus, (i) there has not been any change, development, or event that has caused, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (ii) since the date of the latest audited financial statements included or incorporated by reference in the Registration Statement and the Prospectus there has not been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, any material increase in the short-term debt or long-term debt of the Company and its Subsidiaries, on a consolidated basis, or any Material Adverse Effect, or any development reasonably likely to cause or result in a Material Adverse Effect.

(m)  Legal Proceedings.  (1)  Except as set forth in the Prospectus, there is no legal, governmental, administrative or other claim, proceeding, investigation, action, suit or inquiry pending, or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties or to which the Company or any of its Subsidiaries is or may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject, or against any officer, director or employee of the Company or any such Subsidiary in connection with such person’s employment therewith that, if determined adversely to the Company or any of its Subsidiaries or such officer, director or employee, could individually or in the aggregate have, or reasonably be expected to have, a Material Adverse Effect on the general affairs, business, prospects, management, consolidated financial position, stockholders’ equity or results of operations of the Company and its Subsidiaries taken as a whole.  Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or government agency or instrumentality which could have a Material Adverse Effect.

(2)  There are no legal, governmental or administrative proceedings, investigations, actions, suits or inquiries or contracts or documents of the Company or any of its Subsidiaries that are required to be described in or filed as exhibits to the Commission Documents, Registration Statement or any of the documents incorporated by reference therein by the Securities Act or the Exchange Act or by the rules and regulations of the Commission thereunder that have not been so described or filed as required by the Securities Act and the Rules and Regulations thereunder.

(n)  Authorization; Enforceability.  (1) All necessary action has been duly and validly taken by the Company to authorize the execution, delivery and performance of this Agreement.  This Agreement has been duly and validly authorized, executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnification and contribution hereunder may be limited by applicable law and except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether applied in a proceeding in law or equity).

(2)  Executing and delivering this Agreement and the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not result in (i) a breach or violation of any of the terms and provisions of, or constitute a default under, any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which any of them is bound or to which any of the property of the Company or any of its Subsidiaries is subject, (ii) a violation of the Company’s articles of incorporation or bylaws, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of its properties or (iii) the creation of any material Encumbrance upon any assets of the Company or of any of its Subsidiaries or the triggering, solely as a result of the Company’s execution and delivery of this Agreement, of any preemptive or anti-dilution rights or rights of first refusal or first offer, or any similar rights (whether pursuant to a “poison pill” provision or otherwise), on the part of holders of the Company’s securities or any other person.  Neither the Company nor any of its Subsidiaries or affiliates, nor any person acting on its or their behalf, has issued or sold any shares of Common Stock or securities or instruments convertible into, exchangeable for and/or otherwise entitling the holder thereof to acquire shares of Common Stock which would be integrated with the offer and sale of the Shares hereunder.

(o)  Enforceability of Agreements.  To the knowledge of the Company, all agreements between the Company and third parties expressly referenced in the Prospectus are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles and (ii) the indemnification provisions of certain agreements may be limited be federal or state securities laws or public policy considerations in respect thereof and except for any unenforceability that, individually or in the aggregate, would not unreasonably be expected to have a Material Adverse Effect.

(p) No Violations or Default.  Neither the Company nor any of its Subsidiaries is in violation of any provisions of its articles of incorporation, bylaws or any other governing document as amended and in effect on and as of the date hereof or in default (and no event has occurred which, with notice or lapse of time or both, would constitute a default) under any indenture, mortgage, deed of trust, loan or credit agreement or any provision of any instrument or contract to which it is a party or by which it is bound that, individually or in the aggregate, could have a Material Adverse Effect.

(q)  Compliance with Laws.  The Company and its Subsidiaries have not violated and are in compliance with all laws, statutes, ordinances, regulations, rules and orders of each foreign, federal, state or local government and any other governmental department or agency having jurisdiction over the Company and any Subsidiary, and any judgment, decision, decree or order of any court or governmental agency, department or authority having jurisdiction over the Company and any Subsidiary, except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

(r)  Consents and Permits.  The Company and its Subsidiaries possess all such licenses, permits, consents, orders, certificates, authorizations, approvals, franchises and rights issued by and have obtained or made all such registrations with the appropriate federal, state, foreign or local regulatory agencies or judicial or governmental bodies that are necessary to conduct their business as described in the Registration Statement and the Prospectus except for licenses, permits, consents, orders, certificates, authorizations, approvals, franchises, rights or registrations, the absence of which, individually or in the aggregate, would not have a Material Adverse Effect; the Company and its Subsidiaries have not received any notice of proceedings or investigations relating to the revocation or modification of any such licenses, permits, consents, orders, certificates, authorizations, approvals, franchises, rights or registrations which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.  No consent, approval, authorization, permit, or order of, or filing or registration with, any court or governmental or self regulatory agency or body is required for the issue and sale of the Shares and the consummation by the Company of the transactions contemplated by this Agreement, except the filing with the Commission of the Registration Statement (including the Prospectus) and amendments and supplements to the Registration Statement and Prospectus related to the issue and sale of the Shares and such consents, approvals, authorizations, registrations or qualifications as have already been obtained or made or as may be required under state securities or Blue Sky laws;

(s)  Insurance.  On the date hereof, and after the date hereof other than as set forth in the Prospectus, the Company and its Subsidiaries carry, or are covered by, insurance in such amounts and covering such risks as is prudent, reasonable and customary for companies engaged in similar businesses in similar industries; neither the Company nor any of its Subsidiaries has received notice from any insurer or agent of such insurer that substantial capital improvements or other expenditures will have to be made in order to continue such insurance; all such insurance is outstanding and in full force and effect and neither the Company nor any Subsidiary has received any notice of cancellation or proposed cancellation relating to such insurance.

(t)  Environmental Laws.  (1)  On the date hereof, and after the date hereof other than as set forth in the Prospectus, the Company and each of its Subsidiaries have obtained all environmental permits, licenses and other authorizations required by federal, state, foreign and local law, including any applicable regulations and standards adopted by the International Maritime Organization, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), in order to conduct their businesses as described in the Prospectus except where the failure to obtain a particular environmental permit, license, or authorization, has not or could not reasonably be expected to, either individually or in the aggregate, result in a Material Adverse Effect; the Company and each of its Subsidiaries are conducting their businesses in compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to be in compliance would not have a Material Adverse Effect; and, except as described in the Prospectus, the Company is not in violation of any federal, state, foreign or local law or regulation relating to the storage, handling, disposal, release or transportation of hazardous or toxic materials except for such violations or noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect.

(2)  In the ordinary course of its business, the Company conducts a periodic review of the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties).  On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities which, individually or in the aggregate, would not have a Material Adverse Effect.

(u)  Independent Public Accountants.  Each of Ernst & Young, which has audited the consolidated balance sheets of the Company as of December 31, 2006 and 2005 and the consolidated statements of income, stockholders’ equity, and cash flows for the year ended October 31, 2004, for the two-month period ended December 31, 2004, and for each of the two years in the period ended December 31, 2006 and reviewed the consolidated interim financial statements of the Company for the three-month period ended March 31, 2007 all included in or incorporated by reference in the Registration Statement and the Prospectus, and Deloitte, Hadjipavlou Sofianos & Cambanis S.A., which has reviewed the financial statements of the Company and its Subsidiaries for the period ended June 30, 2007 included in or incorporated by reference in the Registration Statement and the Prospectus, is a registered independent public accounting firm as required by the Securities Act, the Rules and Regulations and the Exchange Act.

(v)  Forward-Looking Statements.  No forward looking statement within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act contained in the Commission Documents, the Registration Statement or the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(w)  Intellectual Property.  The Company and each of its Subsidiaries own or possess sufficient legal rights to all patents, trademarks, service marks, tradenames, copyrights, trade secrets, licenses, information and proprietary rights and processes necessary for their respective businesses as now conducted (collectively, the “Company Intellectual Property Rights”) without any conflict with, or infringement of, the rights of others, except where the failure to own or possess such Company Intellectual Property Rights, individually or in the aggregate, would not have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any written communications alleging that the Company or any of its Subsidiaries has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes of any other person or entity.  All Company Intellectual Property Rights are enforceable and there is no existing infringement by any person of such Company Intellectual Property Rights.  All patent applications that have been filed by the Company or any of its Subsidiaries with the Patent and Trademark Office have been duly filed by the Company or such Subsidiary, as applicable, has taken all actions reasonably necessary to maintain the prosecution of such patent applications.

(x)  Taxes.  (1) The Company was not, for the immediately preceding taxable year, treated as, will not, for the current taxable year, be treated as, and does not anticipate that, for any subsequent taxable year, it will be treated as a “passive foreign investment company,” a “foreign investment company” or a “foreign personal holding company” for United States federal income tax purposes.

(2)  The Company has filed all United States federal and state and all applicable local and foreign income tax returns which have been required to be filed, except in any case in which the failure to so file would not have a Material Adverse Effect.

(3)  The Company has paid all United States federal, state and local and foreign taxes required to be paid and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing would otherwise be delinquent, except, in all cases, for any such tax, assessment, fine or penalty that is being contested in good faith and except in any case in which the failure to so pay would not result in a Material Adverse Effect.

(4)  No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of CF&Co to Greece or the Marshall Islands or any political subdivision or taxing authority thereof or therein in connection with the sale and delivery by the Company of the Shares to or for the account of CF&Co or the sale and delivery by CF&Co of the Shares to the purchasers thereof.

(y)  No Reliance.  The Company has not relied upon CF&Co or legal counsel for CF&Co for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(z)  Underwriter Agreements.  The Company is not a party to any agreement with an agent or underwriter for any other “at the market” or continuous equity transaction or negotiated or underwritten public offering.

(aa)  Disclosure Controls.  (1) The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which (i) are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the preparation of the Registration Statement; (ii) have been evaluated for effectiveness as of the date of the filing of the Registration Statement with the Commission; and (iii) are effective in all material respects to perform the functions for which they were established.

(2) The Company (i) makes and keeps accurate books and records and (ii) maintains internal accounting controls which provide reasonable assurance that (A) transactions are executed in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets, (C) access to its assets is permitted only in accordance with management’s authorization and (D) the reported accountability for its assets is compared with existing assets at reasonable intervals.

(bb)  Accounting Controls.  Based on the evaluation of its internal controls over financial reporting, the Company is not aware of (i) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(cc)  Certain Market Activities.  The Company has not taken, directly or indirectly, any action designed to, or that might be reasonably expected to, cause or result in stabilization or manipulation of the price of the Common Stock.

(dd)  Broker/Dealer Relationships.  Neither the Company nor any of the Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a FINRA member” or “associated person of a FINRA member” (within the meaning of Article I of the Bylaws of the FINRA).

(ee) Sarbanes-Oxley.  The principal executive officer and principal financial officer of the Company have made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) with respect to all reports, schedules, forms, statements and other documents required to be filed by it with the Commission, and the statements contained in any such certification are complete and correct.  The Company, and to its knowledge, all of the Company’s directors or officers, in their capacities as such, are in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act (and the Company intends to comply with all applicable provisions that are not yet effective upon effectiveness).

(ff) Finder’s Fees. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s fees or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to CF&Co pursuant to this Agreement.

(gg)  No Guarantees.  Neither the Company nor any of its Subsidiaries has, or guarantees any securities accorded a rating by any “nationally recognized statistical rating organization,” as such term is defined in Rule 436(g)(2) under the Securities Act.

(hh)  Labor Disputes.  There are no existing or, to the best knowledge of the Company, threatened labor disputes with the employees of the Company or any of its Subsidiaries which are likely to have a material adverse effect on the financial condition and operations of the Company and its Subsidiaries taken as a whole.

(ii)  CF&Co Purchases.  The Company acknowledges and agrees that CF&Co has informed the Company that CF&Co may, to the extent permitted under the Securities Act and the Exchange Act, purchase and sell shares of Common Stock for its own account while this Agreement is in effect provided that (i) no such purchase or sales shall take place while a Placement Notice is in effect (except to the extent CF&Co may engage in sales of Placement Shares purchased or deemed purchased from the Company as a “riskless principal” or in a similar capacity) and (ii) the Company shall not be deemed to have authorized or consented to any such purchases or sales by CF&Co.

7.  Covenants of the Company. The Company covenants and agrees with CF&Co that:

(a)  Registration Statement Amendments.  After the date of this Agreement and during the period in which a prospectus relating to the Shares is required to be delivered by CF&Co under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will notify CF&Co promptly of the time when any subsequent amendment to the Registration Statement has been filed with the Commission and has become effective or any subsequent supplement to the Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information; it will prepare and file with the Commission, promptly upon CF&Co’s request, any amendments or supplements to the Registration Statement or Prospectus that, in CF&Co’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Shares by CF&Co (provided, however that the failure of CF&Co to make such request shall not relieve the Company of any obligation or liability hereunder, or affect CF&Co’s right to rely on the representations and warranties made by the Company in this Agreement); the Company will submit to CF&Co a copy of any amendment or supplement to the Registration Statement or Prospectus relating to the Common Stock of the Company or a security convertible into the Common Stock of the Company a reasonable period of time before the filing; and it will furnish to CF&Co at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or Prospectus; and the Company will cause each amendment or supplement to the Prospectus to be filed with the Commission as required pursuant to the applicable paragraph of Rule 424(b) of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed.

(b)  Notice of Commission Stop Orders.  The Company will advise CF&Co, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such a stop order should be issued.

(c)  Delivery of Prospectus; Subsequent Changes.  Within the time during which a prospectus relating to the Shares is required to be delivered by CF&Co under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act and by the Rules and Regulations, as from time to time in force, and will file on or before their respective due dates all reports required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 15(d), if applicable, or any other provision of or under the Exchange Act.  If during such period any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectus to comply with the Securities Act, the Company will immediately notify CF&Co to suspend the offering of Shares during such period and the Company will promptly amend or supplement the Registration Statement or Prospectus (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d)  Listing of Placement Shares.  The Company will use commercially reasonable efforts to cause the Shares to be quoted on the NASDAQ Global Market and to qualify the Shares for sale under the securities laws of such jurisdictions as CF&Co designates and to continue such qualifications in effect so long as required for the distribution of the Shares; provided that the Company shall not be required in connection therewith to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction.

(e)  Delivery of Registration Statement and Prospectus.  The Company will furnish to CF&Co and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectus (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectus that are filed with the Commission during the period in which a prospectus relating to the Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as CF&Co may from time to time reasonably request and, at CF&Co’s request, will also furnish copies of the Prospectus to each exchange or market on which sales of Shares may be made.

(f)  Company Information.  The Company will furnish to CF&Co for a period of three (3) years from the date of this Agreement such information as reasonably requested by CF&Co regarding the Company or its Subsidiaries.

(g)  Earnings Statement.  The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 of the Rules and Regulations.

(h)  Expenses.  The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, will pay all expenses incident to the performance of its obligations hereunder, including but not limited to (i) the preparation, printing and filing of the Registration Statement and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto and each Issuer Free Writing Prospectus (as defined in Section 8 of this Agreement), (ii) the preparation, issuance and delivery of the Shares, (iii) all fees and disbursements of the Company’s counsel, accountants and other advisors, (iv) the qualification of the Shares under securities laws in accordance with the provisions of Section 7(d) of this Agreement, including filing fees in connection therewith, (v) the printing and delivery to CF&Co of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement, (vi) the fees and expenses incurred in connection with the listing or qualification of the Shares for trading on the Exchange, or (vii) filing fees of the Commission and the National Association of Securities Dealers, Inc. Corporate Finance Department or (viii) the cost of publication of a tombstone ad in The Wall Street Journal.

(i)  Use of Proceeds.  The Company will use the Net Proceeds as described in the Prospectus.

(j)  Sales.  Without the written consent of CF&Co, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Placement Notice is delivered to the Company hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Shares sold pursuant to such Placement Notice; and without the written consent of CF&Co, the Company will not directly or indirectly in any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any shares of Common Stock (other than the Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Stock, warrants or any rights to purchase or acquire, Common Stock prior to the later of the termination of this Agreement and the sixtieth (60th) day immediately following the final Settlement Date with respect to Shares sold pursuant to such Placement Notice; provided, however, that such restrictions will not be applicable to the Company’s issuance or sale of (i) Common Stock, options to purchase shares of Common Stock or Common Stock issuable upon the exercise of options, pursuant to any employee or director (x) stock option or benefits plan, (y) stock ownership plan or (z) dividend reinvestment plan (but not shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, and (ii) Common Stock issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding on the date hereof, and disclosed in writing to CF&Co.

(k)  Change of Circumstances.  The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise CF&Co immediately after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect any opinion, certificate, letter or other document provided to CF&Co pursuant to this Agreement.

(l)  Due Diligence Cooperation.  The Company will cooperate with any due diligence review conducted by CF&Co or its agents, including, without limitation, providing information and making available documents and senior corporate officers, as CF&Co may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours.

(m)  Required Filings Relating to Placement of Placement Shares.  The Company agrees that on such dates as the Securities Act shall require, the Company will (i) file a prospectus supplement with the Commission under the applicable paragraph of Rule 424(b) under the Securities Act (each and every filing under Rule 424(b), a “Filing Date”), which prospectus supplement will set forth, within the relevant period, the amount of Placement Shares sold through CF&Co, the Net Proceeds to the Company and the compensation payable by the Company to CF&Co with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(n)  Certificates.  On the date that the Registration Statement is declared effective, on the first Settlement Date hereunder, on each Filing Date and each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above), the Company shall furnish or cause to be furnished to CF&Co forthwith a certificate in the form attached hereto as Exhibit A to the effect that the representations and warranties made by the Company in this Agreement are true and correct on such date as though made at and as of such date (except that such statements shall be deemed to relate to the Registration Statement or the Prospectus as amended and supplemented to such time) and that the Company has complied with all of the agreements to be performed by it at or prior to such date.

(o)  Legal Opinions.  On such date as CF&Co shall request, including, without limitation, on the date that the Registration Statement is declared effective, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to CF&Co a written opinion of Seward & Kissel LLP, United States counsel for the Company, or other counsel satisfactory to CF&Co, in form and substance satisfactory to CF&Co.  Such opinion shall be rendered to CF&Co at the request of the Company and shall state so therein.  Notwithstanding the foregoing, in lieu of such opinion to be delivered within five (5) Business Days after the Company files an Annual Report on Form 20-F, counsel may furnish CF&Co with a letter to the effect that CF&Co may rely on a prior opinion delivered under this Section 7(o)(1) to the same extent as if it were dated the date of such letter.

(2)  On such date as CF&Co shall request, including, without limitation, on the date that the Registration Statement is declared effective, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to CF&Co a written opinion of Seward & Kissel LLP, Marshall Islands counsel for the Company, or other counsel satisfactory to CF&Co, in form and substance satisfactory to CF&Co.  Such opinion shall be rendered to CF&Co at the request of the Company and shall state so therein.  Notwithstanding the foregoing, in lieu of such opinion to be delivered within five (5) Business Days after the Company files an Annual Report on Form 20-F, counsel may furnish CF&Co with a letter to the effect that CF&Co may rely on a prior opinion delivered under this Section 7(o)(2) to the same extent as if it were dated the date of such letter.

(3)  On such date as CF&Co shall request, including, without limitation, on the date that the Registration Statement is declared effective, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to CF&Co a written opinion of The Deverakis Law Office, Greek counsel to the Company, or other counsel satisfactory to CF&Co, in form and substance satisfactory to CF&Co.  Such opinion shall be rendered to CF&Co at the request of the Company and shall state so therein.  Notwithstanding the foregoing, in lieu of such opinion to be delivered within five (5) Business Days after the Company files an Annual Report on Form 20-F, counsel may furnish CF&Co with a letter to the effect that CF&Co may rely on a prior opinion delivered under this Section 7(o)(3) to the same extent as if it were dated the date of such letter.

(4)  On such date as CF&Co shall request, including, without limitation, on the date that the Registration Statement is declared effective, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to CF&Co a written opinion of Dr. Renato Cefai, Advocate, Maltese counsel to the Company, or other counsel satisfactory to CF&Co, in form and substance satisfactory to CF&Co.  Such opinion shall be rendered to CF&Co at the request of the Company and shall state so therein.  Notwithstanding the foregoing, in lieu of such opinion to be delivered within five (5) Business Days after the Company files an Annual Report on Form 20-F, counsel may furnish CF&Co with a letter to the effect that CF&Co may rely on a prior opinion delivered under this Section 7(o)(4) to the same extent as if it were dated the date of such letter.

(5)  On such date as CF&Co shall request, including, without limitation, on the date that the Registration Statement is declared effective, on the first Settlement Date hereunder, on each Filing Date, each time that the Registration Statement shall be amended or the Prospectus supplemented (other than a supplement filed pursuant to Rule 424(b) under the Securities Act that contains solely the information confirmed to the Company by CF&Co pursuant to Section 7(m) above) and within five (5) Business Days after the Company files an Annual Report on Form 20-F with the Commission, the Company shall furnish or cause to be furnished to CF&Co a written opinion of Seward & Kissel LLP, Liberian counsel to the Company, or other counsel satisfactory to CF&Co, in form and substance satisfactory to CF&Co.  Such opinion shall be rendered to CF&Co at the request of the Company and shall state so therein.  Notwithstanding the foregoing, in lieu of such opinion to be delivered within five (5) Business Days after the Company files an Annual Report on Form 20-F, counsel may furnish CF&Co with a letter to the effect that CF&Co may rely on a prior opinion delivered under this Section 7(o)(5) to the same extent as if it were dated the date of such letter.

(p)  Comfort Letters.  On such date as CF&Co shall request, including, without limitation, on the date that the Registration Statement is declared effective, on the first Settlement Date hereunder and each time that the Registration Statement shall be amended or the Prospectus supplemented to include additional amended financial information or there is filed with the Commission any document incorporated by reference into the Registration Statement or Prospectus which contains additional amended financial information, the Company shall cause its independent accountants reasonably satisfactory to CF&Co, to furnish CF&Co letters (the “Comfort Letters”), in form and substance satisfactory to CF&Co, (i) confirming that they are registered independent public accountants within the meaning of the Securities Act and are in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X of the Commission, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to CF&Co in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter.

(q)  Market Activities.  The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than CF&Co.

(r)  Insurance.  The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for companies engaged in similar businesses in similar industries.

(s)  Compliance with Laws.  The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material environmental permits, licenses and other authorizations required by federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable environmental laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to have a Material Adverse Effect.

8.  Additional Representations and Covenants of the Company.

(a)  Issuer Free Writing Prospectuses. (1)  The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of CF&Co, it will not make any offer relating to the Shares that would constitute a “free writing prospectus” (as defined in Rule 405 of the Securities Act) (an “Issuer Free Writing Prospectus”) required to be filed by the Company with the Commission or retained by the Company under Rule 433 of the Securities Act; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by CF&Co.  The Company agrees that it will comply with the requirements of Rules 164 and 433 of the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending.

(2)  The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus.  In addition, no Issuer Free Writing Prospectus, if any, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by CF&Co expressly stating that such information is intended for use therein.

(3)  The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectus or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to CF&Co and, if requested by CF&Co, will prepare and furnish without charge to CF&Co an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by CF&Co expressly stating that such information is intended for use therein.

(b)  Non-Issuer Free Writing Prospectus.  The Company consents to the use by CF&Co of a free writing prospectus that (a) is not an “issuer free writing prospectus” as defined in Rule 433 under the Securities Act, and (b) contains only (i) information describing the preliminary terms of the Shares or their offering, or (ii) information permitted under Rule 134 under the Securities Act; provided that CF&Co covenants with the Company not to take any action that would result in the Company being required to file with the Commission under Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of CF&Co that otherwise would not be required to be filed by the Company thereunder, but for the action of CF&Co.

(c)  Distribution of Offering Materials.  The Company has not distributed and will not distribute, during the term of this Agreement, any offering materials in connection with the offering and sale of the Shares other than the Registration Statement, Prospectus or any Issuer Free Writing Prospectus reviewed and consented to by CF&Co and included in a Placement Notice (as described in clause (a)(i) above).

9.  Conditions to CF&Co’s Obligations. The obligations of CF&Co hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein and in the applicable Placement Notices, to the due performance by the Company of its obligations hereunder, to the completion by CF&Co of a due diligence review satisfactory to CF&Co in its reasonable judgment, and to the continuing satisfaction (or waiver by CF&Co in its sole discretion) of the following additional conditions:

(a)  Registration Statement Effective.  The Registration Statement shall have become effective and shall be available for the resale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by CF&Co and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(b)  No Material Notices.  None of the following events shall have occurred and be continuing:  (i) receipt by the Company of any request for additional information from the Commission or any other federal or state governmental, administrative or self regulatory authority during the period of effectiveness of the Registration Statement, the response to which would require any amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related prospectus or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement would be appropriate.

(c)  No Misstatement or Material Omission.  CF&Co shall not have advised the Company that the Registration Statement or Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in CF&Co’s opinion is material, or omits to state a fact that in CF&Co’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)  Material Changes.  Except as contemplated and appropriately disclosed in the Prospectus, or disclosed in the Company’s reports filed with the Commission, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized capital stock of the Company and its Subsidiaries, or any Material Adverse Effect, or any development that may reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities, the effect of which, in the sole judgment of CF&Co (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

(e)  Certificate.  CF&Co shall have received the certificate required to be delivered pursuant to Section 7(n) on or before the date on which delivery of such certificate is required pursuant to Section 7(n).

(f)  Legal Opinions CF&Co shall have received the opinions of counsel required to be delivered pursuant Sections 7(o)(1), 7(o)(2), 7(o)(3), 7(o)(4) and 7(o)(5) on or before the date on which such delivery of such opinion is required pursuant to Sections 7(o)(1), 7(o)(2), 7(o)(3), 7(o)(4) and 7(o)(5).

(g)  Comfort Letters.  CF&Co shall have received the Comfort Letter required to be delivered pursuant Section 7(p) on or before the date on which such delivery of such letter is required pursuant to Section 7(p).

(h) Approval for Listing; No Suspension.  The Shares shall have been duly listed, subject to notice of issuance, on the NASDAQ Global Market, and trading in the Common Stock shall not have been suspended on such market.

(i)  Other Materials.  On each date on which the Company is required to deliver a certificate pursuant to Section 7(n), the Company shall have furnished to CF&Co such appropriate further information, certificates, opinions and documents as CF&Co may reasonably request.  All such opinions, certificates, letters and other documents will be in compliance with the provisions hereof.  The Company will furnish CF&Co with such conformed copies of such opinions, certificates, letters and other documents as CF&Co shall reasonably request.

(j)  Securities Act Filings Made.  All filings with the Commission required by Rule 424 under the Securities Act to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by Rule 424.

(k)  No Termination Event.  There shall not have occurred any event that would permit CF&Co to terminate this Agreement pursuant to Section 11(a).

10.  Indemnification and Contribution.

(a)  Company Indemnification.  The Company agrees to indemnify and hold harmless CF&Co, the directors, officers, partners, employees and agents of CF&Co and each person, if any, who (i) controls CF&Co within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with CF&Co (a “CF&Co Affiliate”) from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all investigative, legal and other expenses reasonably incurred in connection with, and any and all amounts paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which any CF&Co, or any such person, may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Prospectus, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission, (ii) the omission or alleged omission to state in the Registration Statement, the Prospectus, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or any amendment or supplement to the Registration Statement or the Prospectus, or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Shares under the securities laws thereof or filed with the Commission a material fact required to be stated in it or necessary to make the statements in it not misleading or (iii) any breach by the Company of any of its representations, warranties and agreements contained in this Agreement; provided that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares pursuant to this Agreement and is caused directly by an untrue statement or omission made in reliance on and in conformity with information relating to CF&Co and furnished in writing to the Company by CF&Co expressly stating that such information is intended for inclusion in any document described in clause (a)(i) above.  This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)  CF&Co Indemnification.  CF&Co agrees to indemnify and hold harmless the Company and its directors and each officer of the Company who signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company (a “Company Affiliate”) against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 10(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto), the Prospectus (or any amendment or supplement thereto) or any Issuer Free Writing Prospectus in reliance upon and in conformity with written information relating to CF&Co furnished to the Company by CF&Co expressly stating that such information is intended for use in the Registration Statement (or any amendment thereto), such preliminary prospectus, the Prospectus (or any amendment or supplement thereto) or Issuer Free Writing Prospectus.

(c)  Procedure.  Any party that proposes to assert the right to be indemnified under this Section 10 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 10, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 10 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 10 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent.  No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 10 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding. Notwithstanding any other provision of this Section 10(c), if at any time an indemnified party shall have properly requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel for which it is entitled to reimbursement pursuant to this Section 10(c), such indemnifying party agrees that it shall be liable for any settlement effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement; provided that an indemnifying party shall not be liable for any such settlement effected without its consent if such indemnifying party, at least five days prior to the date of such settlement, (1) reimburses such indemnified party in accordance with such request for the amount of such fees and expenses of counsel as the indemnifying party believes in good faith to be reasonable and (2) provides written notice to the indemnified party that the indemnifying party disputes in good faith the reasonableness of the unpaid balance of such fees and expenses.

(d)  Contribution.  In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 10 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or CF&Co, the Company and CF&Co will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than CF&Co, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and CF&Co may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and CF&Co on the other.  The relative benefits received by the Company on the one hand and CF&Co on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total compensation (before deducting expenses) received by CF&Co from the sale of Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and CF&Co, on the other, with respect to the statements or omission which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or CF&Co, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and CF&Co agree that it would not be just and equitable if contributions pursuant to this Section 10(d) were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 10(d) shall be deemed to include, for the purpose of this Section 10(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 10(c) hereof.  Notwithstanding the foregoing provisions of this Section 10(d), CF&Co shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 10(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of CF&Co, will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 10(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 10(d) except to the extent that the failure to so notify such other party materially prejudiced the defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 10(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 10(c) hereof.

11.  Representations and Agreements to Survive Delivery. All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of CF&Co, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Shares and payment therefor or (iii) any termination of this Agreement.

12.  Termination.

(a) CF&Co shall have the right by giving notice as hereinafter specified at any time to terminate this Agreement if (i) any Material Adverse Effect has occurred, or any development that is reasonably expected to cause a Material Adverse Effect has occurred which, in the reasonable judgment of CF&Co, may materially impair the investment quality of the Shares, (ii) the Company shall have failed, refused or been unable, at or prior to any Settlement Date, to perform any agreement on its part to be performed hereunder, (iii) any other condition of CF&Co’s obligations hereunder is not fulfilled, or (iv) any suspension or limitation of trading in the Shares on the NASDAQ Global Market shall have occurred.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h) (Expenses), Section 10 (Indemnification), Section 11 (Survival of Representations), Section 17 (Applicable Law; Consent to Jurisdiction) and Section 18 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination.  If CF&Co elects to terminate this Agreement as provided in this Section 12(a), CF&Co shall provide the required notice as specified in Section 13 (Notices).

(b) The Company shall have the right, by giving twenty (20) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time following the period of six (6) months after the date of this Agreement.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(c) In addition to, and without limiting CF&Co’s rights under Section 11(a), CF&Co shall have the right, by giving twenty (20) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time following the 30th day after the date of this Agreement.  Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(h), Section 10, Section 11, Section 17 and Section 18 hereof shall remain in full force and effect notwithstanding such termination.

(d) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), 11(b) or 11(c) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(h), Section 10, Section 11, Section 17 and Section 18 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by CF&Co or the Company, as the case may be.  If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

13.  Notices.  All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to CF&Co, shall be delivered to Cantor Fitzgerald & Co., 110 East 59th Street, New York, New York 10022 (telefax: 212-829-4972); Attention: Jeffrey Lumby, Managing Director, and Anthony Argyropoulos, Managing Director, with a copy to Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178, fax no. (212) 309-6001, Attention: Stephen P. Farrell, Esq.; or if sent to the Company, shall be delivered to 80 Kifissias Avenue Amaroussion 15125, Athens, Greece (telefax: 011-30210-809-0205); Attention: Chief Executive Officer, with a copy to Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, fax no. (212) 480-8421, Attention: Gary J. Wolfe, Esq.  Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose.  Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., eastern time, on a Business Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the NASDAQ Global Market and commercial banks in the city of New York are open for business.

14.  Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and CF&Co and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 10 hereof.  References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party, provided, however, that CF&Co may assign its rights and obligations hereunder to an affiliate of CF&Co without obtaining the Company’s consent.

15.  Adjustments for Stock Splits. The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

16.  Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and placement notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and CF&Co.  In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

17.  Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws.  Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in the Borough of Manhattan, The City of New York, New York (each a “New York Court”), (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.  The Company has appointed Seward & Kissel LLP, New York, New York, as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by CF&Co or by any person who controls CF&Co, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto.  Such appointment shall be irrevocable.  The Company represents and warrants that the Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments that may be necessary to continue such appointment in full force and effect as aforesaid.  Service of process upon the Authorized Agent and written notice of such service to the Company shall be deemed, in every respect, effective service of process upon the Company.

18.  Waiver of Jury Trial. The Company and CF&Co hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this agreement or any transaction contemplated hereby.

19.  Absence of Fiduciary Duties. The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement.  They further acknowledge that CF&Co has not been engaged by the Company to provide, and has not provided, financial advisory services in connection with the terms of the offering and sale of the Shares nor has CF&Co assumed at any time a fiduciary relationship to the Company in connection with such offering and sale.  The parties also acknowledge that the provisions of this Agreement fairly allocate the risks of the transactions contemplated hereby among them in light of their respective knowledge of the Company and their respective abilities to investigate its affairs and business in order to assure that full and adequate disclosure has been made in the Registration Statement and the Prospectus (and any amendments and supplements thereto).  The Company hereby waives, to the fullest extent permitted by law, any claims it may have against CF&Co for breach of fiduciary duty or alleged breach of fiduciary duty and agrees CF&Co shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including stockholders, employees or creditors of Company.

20.  Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

[Remainder of Page Intentionally Blank]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Sales Agreement in the space provided below.

                           Very truly yours,

DRYSHIPS INC.

By:	/s/ George Economou
Name: George Economou
Title: Chief Executive Officer and Interim Chief Financial Officer

ACCEPTED as of the date first-above written: CANTOR FITZGERALD & CO.

By:	/s/ Jeffrey Lumby
Name: Jeffrey Lumby
Title: Managing Director

[Signature page to the Sales Agreement]

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	[ ]
Cc:	[ ]
To:	[ ]
Subject:	Controlled Equity Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Controlled Equity OfferingSM Sales Agreement between DryShips, Inc. (the “Company”) and Cantor Fitzgerald & Co. (“CF&Co”) dated October 12, 2007 (the “Agreement”), I hereby request on behalf of the Company that CF&Co sell up to [    ] shares of the Company’s common stock, $0.01 par value per share, at a minimum market price of $[] per share during [insert applicable period].

[Insert other parameters as necessary]

SCHEDULE 2

CANTOR FITZGERALD & CO.

Jeff Lumby
Anthony Argyropoulos
Joshua Feldman
Peter Dippolito

DRYSHIPS INC.

George Economou

SCHEDULE 3

	Subsidiary	Jurisdiction of Incorporation
1.	Hydrogen Shipping Company Limited	Malta
2.	Oxygen Shipping Company Limited	Malta
3.	Annapolis Shipping Company Limited	Malta
4.	Helium Shipping Company Limited	Malta
5.	Blueberry Shipping Company Limited	Malta
6.	Silicon Shipping Company Limited	Malta
7.	Lancat Shipping Company Limited	Malta
8.	Tolan Shipping Company Limited	Malta
9.	Malvina Shipping Company Limited	Malta
10.	Arleta Navigation Company Limited	Malta
11.	Selma Shipping Company Limited	Malta
12.	Royerton Shipping Company Limited	Malta
13.	Samsara Shipping Company Limited	Malta
14.	Lansat Shipping Company Limited	Malta
15.	Farat Shipping Company Limited	Malta
16.	Madras Shipping Company Limited	Malta
17.	Iguana Shipping Company Limited	Malta
18.	Borsari Shipping Company Limited	Malta
19.	Onil Shipping Company Limited	Malta
20.	Zatac Shipping Company Limited	Malta
21.	Fabiana Navigation Company Limited	Malta
22.	Fago Shipping Company Limited	Malta
23.	Felicia Navigation Company Limited	Malta
24.	Karmen Shipping Company Limited	Malta
25.	Thelma Shipping Company Limited	Malta
26.	Celine Shipping Company Limited	Malta
27.	Seaventure Shipping Limited	Marshall Islands
28.	Tempo Marine Co.	Marshall Islands
29.	Star Record Owning Company Limited	Marshall Islands
30.	Human Owning Company Limited	Marshall Islands
31.	Classical Owning Company Limited	Marshall Islands
32.	Maternal Owning Company Limited	Marshall Islands
33.	Paternal Owning Company Limited	Marshall Islands
34.	Argo Owning Company Limited	Marshall Islands
35.	Rea Owning Company Limited	Marshall Islands
36.	Gaia Owning Company Limited	Marshall Islands
37.	Kronos Owning Company Limited	Marshall Islands
38.	Trojan Maritime Co.	Marshall Islands
39.	Atlas Owning Company Limited	Marshall Islands
40.	Dione Owning Company Limited	Marshall Islands
41.	Phoebe Owning Company Limited	Marshall Islands
42.	Uranus Owning Company Limited	Marshall Islands
43.	Platan Shipping Company Limited	Malta
44.	Selene Owning Company Limited	Marshall Islands
45.	Tethys Owning Company Limited	Marshall Islands
46.	Ioli Owning Company Limited	Marshall Islands
47.	Iason Owning Company Limited	Marshall Islands
48.	Orpheus Owning Company Limited	Marshall Islands
49.	Team up Owning Company Limited	Marshall Islands
50.	Iokasti Owning Company Limited	Marshall Islands
51.	Boon Star Owners Inc.	Marshall Islands
52.	Roscoe Marine Ltd.	Marshall Islands
53.	Monteagle Shipping S.A.	Marshall Islands
54.	Iktinos Owning Company Limited	Marshall Islands
55.	Kallikrates Owning Company Limited	Marshall Islands
56.	Mensa Enterprises Inc	Marshall Islands
57.	Mandarin Shipholding Co	Marshall Islands
58.	Faedon Owning Company Limited	Marshall Islands
59.	Wealth Management Inc.	Marshall Islands

EXHIBIT A

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of DryShips Inc. (“Company”), a Marshall Islands corporation, do hereby certify in such capacity and on behalf of the Company pursuant to Section 7(n) of the Controlled Equity Offering SM Sales Agreement dated __________ (the “Sales Agreement”) between the Company and Cantor Fitzgerald & Co., to the best of my knowledge that:

(i)           The representations and warranties of the Company in Section 6 of the Sales Agreement are true and correct on and as of the date hereof, with the same force and effect as if expressly made on and as of the date hereof; and

(ii)           The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:
Name:
Title:

_________, 2007

SK 23113 0002 818509

Exhibit 5.2

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 574-1200
Facsimile: (212) 480-8421
www.sewkis.com

DryShips Inc.                                 October 12, 2007
80 Kifissias Avenue
Amaroussion 15125
Athens, Greece

                         Re:  DryShips Inc.

Ladies and Gentlemen:

          We have acted as counsel to DryShips Inc. (the "Company") in connection with the Company's Registration Statement on Form F-3 ASR (File No. 333-146540) (the "Registration Statement") as filed with the U.S. Securities and Exchange Commission (the "Commission") on October 5, 2007, as thereafter amended or supplemented, with respect to the public offering (the "Offering") of an indeterminate aggregate amount of securities which may include common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and units (collectively the "Securities"). The Registration Statement is an automatic effective shelf registration statement as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act.”) Pursuant to Rule 424(b)(2) under the Securities Act, the Company filed a prospectus supplement relating to the offer and sale of up to 6,000,000 shares of common stock, par value $0.01 per share (the “Common Shares”) with the Securities and Exchange Commission on October 12, 2007.

          We have examined originals or copies, certified or otherwise identified to our satisfaction, of: (i) the Registration Statement; (ii) the prospectus of the Company (the "Prospectus") included in the Registration Statement; and (iii) such corporate documents and records of the Company and such other instruments, certificates and documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. In such examinations, we have assumed the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies or drafts of documents to be executed, the genuineness of all signatures and the legal competence or capacity of persons or entities to complete the execution of documents. As to various questions of fact which are material to the opinions hereinafter expressed, we have relied upon statements or certificates of public officials, directors of the Company and others.

          We have further assumed for the purposes of this opinion, without investigation, that (i) all documents contemplated by the Prospectus to be executed in connection with the Offering have been duly authorized, executed and delivered by each of the parties thereto other than the Company, and (ii) the terms of the Offering comply in all respects with the terms, conditions and restrictions set forth in the Prospectus and all of the instruments, agreements and other documents relating thereto or executed in connection therewith.

          Based upon and subject to the foregoing, and having regard to such other legal considerations which we deem relevant, we are of the opinion that:

          1. Under the laws of the Republic of the Marshall Islands, the Common Shares have been duly authorized, and when the Common Shares are issued, sold and paid for as contemplated in the Prospectus, will be validly issued, fully paid and non-assessable.

          This opinion is limited to the law of the State of New York and the Federal law of the United States of America and the laws of the Republic of the Marshall Islands as in effect on the date hereof.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder with respect to any part of the Registration Statement.

                                         Very truly yours,

                                         /s/ Seward & Kissel LLP

SK 23113 0002 815500

Exhibit 8.1

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 574-1200
Facsimile: (212) 480-8421
www.sewkis.com

DryShips Inc.                                        October 12, 2007
80 Kifissias Avenue
GR 15125
Amaroussion, Greece

                           Re:  DryShips Inc.

Ladies and Gentlemen:

          You have requested our opinion regarding certain United States federal income tax matters and Marshall Islands tax matters relating to DryShips Inc.(the "Company") and the holders of shares of the Company's common stock.

          In formulating our opinion as to these matters, we have examined such documents as we have deemed appropriate, including the Registration Statement filed by the Company on Form F-3 ASR (File No. 333-146540) with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933, as amended, (the "Registration Statement") and the prospectus of the Company (the "Prospectus") included in the Registration Statement. We also have obtained such additional information as we have deemed relevant and necessary from representatives of the Company.

          Capitalized terms not defined herein have the meanings ascribed to them in the Registration Statement.

          Based on the facts as set forth in the Registration Statement and, in particular, on the representations, covenants, assumptions, conditions and qualifications described under the captions "Risk Factors", therein, we hereby confirm that the opinions of Seward & Kissel LLP with respect to United States federal income tax matters and Marshall Islands tax matters are those opinions attributed to Seward & Kissel LLP expressed in the Registration Statement under the captions "Risk Factors" - We may have to pay tax on United States source income, which would reduce our earnings" in the Registration Statement accurately states our views as to the tax matters discussed therein.

          Our opinions and the tax discussion as set forth in the Registration Statement are based on the current provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service which may be cited or used as precedents, and case law, any of which may be changed at any time with retroactive effect. No opinion is expressed on any matters other than those specifically referred to above by reference to the Registration Statement.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to each reference to us and the discussions of advice provided by us under the headings "Legal Matters" in the Prospectus, without admitting we are "experts" within the meaning of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder with respect to any part of the Registration Statement.

                                         Very truly yours,

   /s/ Seward & Kissel LLP

SK 23113 0002 815355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           DryShips Inc.
     (Registrant)

   Date October 12, 2007        By: /s/ George Economou
George Economou
Chief Executive Officer

SK 23113 0002 818180 v2